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                             March 26, 2023

       Paul A. Romness, MPH
       President and Chief Executive Officer
       OS Therapies Incorporated
       15825 Shady Grove Road, Suite 135
       Rockville, Maryland 20850

                                                        Re: OS Therapies
Incorporated
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 14,
2023
                                                            CIK No. 0001795091

       Dear Paul A. Romness:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   We note your response
to prior comment 1 and reissue. To the extent that a
                                                        preliminary prospectus
will be circulated, please disclose on the IPO coverpage a bona fide estimate of the
price range and clarify, as applicable, whether $5.00 represents the mid-point of the price
range. For guidance, refer to Instruction 1(A) to Item 501(b)(3) of
                                                        Regulation S-K and
Compliance Disclosure Interpretations, Securities Act Forms, Q.
                                                        134.04. Alternatively,
please tell us whether you are establishing $5.00 as the actual offering price. If so,
your disclosure should clarify this point rather than referencing an "expected" offering
price.
 Paul A. Romness, MPH
FirstName  LastNamePaul
OS Therapies  IncorporatedA. Romness, MPH
Comapany
March      NameOS Therapies Incorporated
       26, 2023
March2 26, 2023 Page 2
Page
FirstName LastName
Prospectus Summary
Our Pipeline of Product Candidates, page 1

2. We refer to prior comment 9 and reissue in part. Please revise the Pipeline table to remove the OST-HER-2 Canine Osteosarcoma candidate. In this regard, the Summary pipeline table should highlight the most significant aspects of your offering, and your disclosures indicate that you have not conducted any work developing a treatment for canines and that you do not have plans to commercialize OST-HER-2 for this purpose.
3. Please revise the first column of your pipeline table on pg. 2 and on page 68 so that OST-
         HER2 and Folate Receptor Targeted TDC are listed once and not twice in that column.
4. We note your revised disclosures in response to prior comment 7. To the extent that you highlight the UDSA conditional license on page 1, please revise to clarify whether you hold the conditional license or whether it is held by the previous licensee of Advaxis.
         Explain whether the conditional license permits full commercialization or rather allows administration of the drug in the context of veterinary drug trials. Also, revise the
         Business section to include a discussion of drug development and regulation in the veterinary space and provide specific information concerning the conditional license including its scope and conditions.
Business
Our OS-Focused Clinical Trials and Studies, page 68

5. We note your revised disclosure concerning the completed Phase Ib clinical trial in response to prior comments 16 and 17. Please further revise to present the Phase 1b endpoints, the trial results, and your conclusions with respect to the primary and secondary endpoints/outcome measures. In this regard, investors should be able to assess how the drug candidate performed relative to the established endpoints, including whether the reported results were or were not statistically significant, and also assess your conclusion that "the data presented from the Phase Ib trial demonstrated that
         ADXS31-164 was well tolerated."
6. We refer to prior comment 18 and note your revised disclosures concerning your on-going
         Phase IIb clinical trial. With a view to disclosure, please tell us whether your present plan calls for announcement of preliminary or topline data prior to the expected trial completion date in 2024 and whether any CTCAE Grade 5 (death) treatment emergent results have been observed to date.
Business
Preclinical development, page 70

7. We note your response to Comment 16 and your disclosure that the OST31-164 product
         candidate for    other solid tumor indications    is currently in
preclinical development and
         may not require additional preclinical development. Please revise to clarify whether these
 Paul A. Romness, MPH
OS Therapies Incorporated
March 26, 2023
Page 3
       disclosures apply to breast, esophageal and/or lung cancers.
Business
Our Scientific Collaborations, page 71

8. We note your response to Comment 19 and re-issue in part. Please describe with specificity the "aspects of the intellectual property" owned by the University of
       Pennsylvania.
Business
Our Intellectual Property, page 74

9. We note your response to Comment 20 and re-issue in part. Please provide the type of patent (e.g., composition of matter) for the OST-TDC product candidate that is covered by five granted U.S. patents and two granted foreign patents. Please also specify the jurisdictions for the two granted foreign patterns.
General

10. We refer to prior comment 24 and the cover art graphics included in the prospectus.
       Please revise the text at the bottom to clarify that OST-TDC is in pre-clinical development.
        You may contact Christine Torney at (202) 551-3652 or Lynn Dicker at
(202) 551- 3616
if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at (202) 551-7349 or Joe McCann at (202) 551- 6262 with any other questions.



                                                            Sincerely,
FirstName LastNamePaul A. Romness, MPH
                                                            Division of
Corporation Finance
Comapany NameOS Therapies Incorporated
                                                            Office of Life
Sciences
March 26, 2023 Page 3
cc:       Spencer G. Feldman
FirstName LastName